IHS Holding Limited

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

October 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                Ernest Greene

Anne McConnell

Thomas Jones

Jay Ingram

Re:	IHS Holding Limited Registration Statement on Form F-1 (File No. 333-259593)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-259593) (the “Registration Statement”) of IHS Holding Limited (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 13, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

IHS Holding Limited

By:	/s/ Adam Walker
Name: Adam Walker
Title: Chief Financial Officer

cc:           (via email)

Sam Darwish, IHS Holding Limited

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP

Roxane F. Reardon, Esq., Simpson Thacher & Bartlett LLP

Jonathan R. Ozner, Esq., Simpson Thacher & Bartlett LLP